Mail Stop 4720

November 3, 2009

Jerry Fenstermaker
President and Chief Executive Officer
Freedom Financial Group, Inc.
3058 East Elm Street
Springfield, MO 65802

> **Re: Freedom Financial Group, Inc.**
> **Amendment No. 1 to Schedule 14A**
> **Filed October 22, 2009**
> **File No. 000-51286**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 000-51286**

Dear Mr. Fenstermaker:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that in your letter to stockholders, you urge stockholders to vote by signing the enclosed proxy card and mailing it to the Company in the accompanying stamped envelope at the stockholder's earliest convenience, and in any event not later than November 20, 2009. Please revise this and page 33 of the proxy statement, to clarify whether you will not accept proxies that have been postmarked past November 20, 2009 or whether you will accept any proxies that are received by the company until a certain date. Please also revise the letter to the stockholders and page 33 to include information regarding internet and phone

voting. Please also revise to include this information in the section, "Introduction" on page 1.

2.   We note on page 80 that you state that any stockholder giving a proxy has the power to revoke it by giving written notice to the Secretary of the Company at any time before the proxy is exercised, including by filing a later-dated Proxy Card with the Secretary or by appearing in person at the Special Meeting and making a written demand to vote in person. Please revise to provide more details as to when and how a proxy can be revoked. For example, please describe all of the methods in which you can provide written notice and please clarify what date and time the written notices for all the methods must be received by the company. Additionally, please revise your letter to stockholders, the section "Introduction" on page 1, and the section "What do stockholders need to do now?" to include this information.

Background and Reasons for the Asset Sale, page 14

3.   Please revise your disclosure on page 20 regarding the ACA offer received on September 10, 2009 to include the percentage of the unpaid principal balance on the current receivables ACA offered to pay. Please also revise your disclosure on page 21 regarding the ACA offer received on September 30, 2009 to state the total anticipated purchase price of the offer.

Questions and Answers, page 25

4.   Please revise to add a question and answer discussing whether the plan of dissolution is conditioned upon the asset sale and what will occur if the shareholders approve the plan of dissolution but not the asset sale.

Is the Asset Sale Conditioned upon the Plan…, page 25

5.   Please revise the answer to discuss what will occur if the shareholders approve the asset sale but not the plan of dissolution and there are not enough assets remaining after satisfaction of the ReMark Loan to profitably conduct the business.

Factors to be Considered…, page 35

6.   Please revise the first paragraph on page 36 to describe how the decline in the overall size of your portfolio is connected to the company's liquidity and ability to continue as a going concern.

If our expectations…, page 36

7.   We note that you state that any increase in the delinquency rate could decrease the purchase price payable by ACA and that you have estimated the amount of cash

to be distributed to stockholders by estimating the net realizable value of your accounts receivable. Please describe whether you believe that there may be an increase in the delinquency rate and if so, whether your estimation of the net realizable value of your accounts was adjusted for the possible increase in the delinquency rate.

Distributions to our stockholders could be delayed…, page 38

8.   In the last paragraph of this factor, you describe how claims and demands may be asserted against the company at any time during the three years following the effective date and that the company may retain for distribution at a later date some or all of the estimated amounts that you expect to distribute to shareholders. Please separate this information into a separate factor.

Opinion of ValuCorp International, Inc., page 54

9.   We note that you have qualified the summary of the ValuCorp opinion in its entirety by reference to the full text of the opinion. Please include a copy of the fairness opinion as an appendix to the proxy statement.

10.   We note that ValuCorp relied on data from June 30, 2009. However, we note that the principal balances of each receivable category is fluid. Please address whether there have been any material changes to the principal balances of each receivable category since June 30, 2009.

11.   We note that you state on page 58 that management selected ValuCorp to render its opinion on the fairness of the FIFS Transaction based on a number of things including the previous experience of ValuCorp's services by one Board member. If this is a material relationship that existed during the past two years, please revise your disclosure to describe this relationship and any compensation which was received or is to be received as a result of this relationship.

Interests of Management in the Dissolution of the Company, page 73

12.   Please revise to provide a brief discussion of how the amount of Mr. Holgate's retention bonus will be determined and please revise to discuss how Mr. Fenstermaker's severance and employment agreement create an interest in the matters to be voted on.

Solicitation of Proxies, page 80

13.   We note that you state that the proxy Solicitor will receive additional compensation relative to its successful contact with stockholders. Please revise to clarify the amount of this additional compensation. See Item 4(a)(3) of Schedule 14A.

Auto Receivables Purchase Agreement, page A-1

14.   We note that you refer to Schedule A of the agreement. Please include Schedule A of the agreement.

Form 10-K for Fiscal Year Ended December 31, 2008
General

15.   In future filings, please provide the information required by Item 406 of Regulation S-K.

Item 11. Executive Compensation, page 39

16.   In future filings, please provide the information required by Item 402(p) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 39

17.   We note that you state that on December 8, 2008, in connection with Mr. Holgate's employment agreement, the Company purchased real estate located in Springfield, Missouri, from Mr. Holgate and his spouse for the sum of approximately $345,000. Please tell us what the market value was of the real estate purchased on the most recent practicable date before the transaction. See Item 404(a)(6) of Regulation S-K.

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Staff Attorney

CC: By Fax: (816) 753-1536
       Amy Abrams
       Polsinelli Shughart PC